Exhibit 99.1

AB Volvo Publishes Annual Report for 2005

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 7, 2006--Today, Tuesday, March 7, AB Volvo has published its Annual Report for 2005.

The Report is available on Volvo's website, www.volvo.com.

March 7, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in
25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
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